ROBERT E. RICH (949) 725-4156 RRICH@SYCR.COM	STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	NEWPORT BEACH 949.725.4000 SACRAMENTO 916.449.2350 SAN DIEGO 858.926.3000	SAN FRANCISCO 415.283.2240 SANTA BARBARA 805.730.6800 SANTA MONICA 424.214.7000

November 16, 2012

Via EDGAR

Mellissa Campbell Duru

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Ceradyne, Inc.
Schedule 14D-9
Filed October 15, 2012
File No. 5-37271

Ladies and Gentlemen:

We are writing on behalf of our client, Ceradyne, Inc., a Delaware corporation (the “Company”), in response to a telephone conversation with Ms. Mellissa Campbell Duru on November 7, 2012, in which she stated that the staff of the U.S. Securities and Exchange Commission (the “Staff”) is reissuing comment numbers 3 and 4 originally set forth in the letter from the Staff to the Company, dated October 25, 2012 (the “Staff Letter”) with respect to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2012 (the “Schedule 14D-9”).  In connection with these responses to the Staff’s comments, the Company is filing with the Commission Amendment No. 2 to the Schedule 14D-9.

The paragraphs below numbered 3 and 4 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Schedule 14D-9

Item 4.  The Solicitation or Recommendation, page 10

(b) Background, page 10

3.                                      Please supplement your disclosure to describe in greater detail any material items presented by the financial advisor to the Board on September 27, including Citi’s “market perspectives and financial analysis.”

Response:  At the Ceradyne Board of Directors meeting held on September 27, 2012, representatives of Citi presented and reviewed a draft copy of their financial analysis that was presented in final form at the Board of Directors meeting held on September 29, 2012 in connection with the delivery of Citi’s fairness opinion to the Board.  There were no material differences between the draft copy reviewed on September 27 and the final copy presented on September 29.  This financial analysis is discussed at page 24 of the Schedule 14D-9 under the caption “Opinion of Ceradyne’s Financial Advisor.”

Accordingly, we do not believe that any additional disclosure regarding Citi’s presentation on September 27 is required.

Reasons for Recommendation, page 19

4.                                      Please supplement your disclosure to clarify the basis for the Board’s and their advisors’ belief that it was preferable to negotiate on a confidential basis with 3M versus conducting an auction.

Response:  We note the following disclosure at page 20 of the Schedule 14D-9 in the second paragraph under the heading “Available Alternatives”:

Our Board of Directors also considered its belief that it was preferable to negotiate on a confidential and exclusive basis with 3M rather than to conduct an “auction” or sale process (or other form of pre-signing “market check”). In particular, our Board of Directors believed, after consultation with Ceradyne’s legal counsel and financial advisor, that undertaking such a process was unlikely to lead to a higher purchase price and could result in 3M withdrawing its offer to purchase Ceradyne.  Our Board of Directors also took into account the fact that the negotiations with respect to the merger agreement resulted in provisions that our Board of Directors believed would not likely deter competing bids, including, as described in further detail below, the size of the termination fee, the required length of the tender offer period and the ability of Ceradyne to terminate the merger agreement in connection with a superior proposal.  Our Board of Directors also believed that, as of the date of September 29, 2012, the Offer Price represented the highest per-Share consideration reasonably obtainable.

Further, we note the following disclosures in the Schedule 14D-9:

A representative of Citi stated, based on his knowledge of certain past 3M acquisition activity, that there were examples of 3M participating in auctions and there were also examples of 3M walking away from a potential transaction instead of participating in an auction process. (See page 11 in the paragraph that begins “On June 5, 2012….”)

[Mr. Moskowitz] stated his belief that 3M could pay the highest price to Ceradyne’s stockholders because of the potential synergies, 3M’s focus on research and its ability to pay. (See page 12 in the paragraph that begins “At a telephonic special meeting of our Board of Directors held on June 15, 2012….”)

Our Board of Directors considered the business reputation of 3M and its management and the substantial financial resources of 3M and, by extension, Purchaser, which our Board of Directors believed supported the conclusion that a transaction with 3M and Purchaser could be completed relatively quickly and in an orderly manner.  (See the paragraph under the heading “Cash Consideration; Certainty of Value” at page 21.)

Although we believe that the existing disclosures cited above clearly explain the basis for the Board’s belief that it was preferable to negotiate on a confidential basis with 3M versus conducting an auction, we have revised the second paragraph under the heading “Available Alternatives” at page 20 of the Schedule 14D-9 to read as follows:

Our Board of Directors also considered its belief that it was preferable to negotiate on a confidential and exclusive basis with 3M rather than to conduct an “auction” or sale process (or other form of pre-signing “market check”).  Our Board of Directors believed that 3M, as a strategic buyer with substantial potential synergies, its strong focus on research and its significant financial resources, would be both willing and able to pay the highest price for Ceradyne reasonably obtainable.  In addition, our Board of Directors believed, after consultation with Ceradyne’s legal counsel and financial advisor, that undertaking an auction process was unlikely to lead to a higher purchase price and could result in 3M withdrawing its offer to purchase Ceradyne.  Our Board of Directors also took into account the fact that the negotiations with respect to the merger agreement resulted in provisions that our Board of Directors believed would not likely deter competing bids, including, as described in further detail below, the size of the termination fee, the required length of the tender offer period and the ability of Ceradyne to terminate the merger agreement in connection with a superior proposal.  Our Board of Directors also believed that, as of September 29, 2012, the Offer Price represented the highest per-Share consideration reasonably obtainable.

*                       *                       *                       *

In addition, the Company hereby acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning the subject matter of this letter to the undersigned at (949) 725-4156.  Thank you in advance for your courtesy and assistance.

Sincerely,

/s/ Robert E. Rich

Robert E. Rich
of Stradling Yocca Carlson & Rauth

cc:            Jerrold J. Pellizzon, Chief Financial Officer of Ceradyne, Inc.